UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Canning Street Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13767J104

(CUSIP Number)

David J. Cutler

PO Box 140271

Lakewood, CO 80214

(303) 305-3855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 13767J104	Page 2 of 4

1	NAMES OF REPORTING PERSONS David J. Cutler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,246 Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 371,246 Common Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,246 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 371,246 Common Shares /59.97%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 13767J104	Page 3 of 4

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock of Canning Street Corp., a Delaware corporation (the “Issuer”), with a par value of $0.0001 (the “Shares”). The address of the principal executive office of the Issuer is PO Box 140271, Lakewood, CO 80214.

Item 2.	Identity and Background.

(a)	Name: David J. Cutler (the “Reporting Person”).

(b)	Business address: PO Box 140271, Lakewood, CO 80214

(c)	Present principal employment: The Reporting Person, Mr. David J. Cutler, age 64, has been the Issuer’s Chief Financial Officer, President, Secretary and director since September 15, 2020 (Inception) and was a director and Chief Financial Officer of Alexandria Advantage Warranty Company (our predecessor company) from January 31, 2020 to September 30, 2020. Mr. Cutler is currently the Principal of Cutler & Co. LLC, a PCAOB registered auditing firm, between 2011 and 2017, Mr. Cutler was initially chief financial officer and subsequently chief executive officer and a director of US Precious Metals, Inc., an OTC quoted gold exploration company with mining interests in Mexico. Between 2012 and 2017, Mr. Cutler was also chief financial officer and director of Discovery Gold Corporation, an OTC quoted gold exploration company with exploration rights in Ghana. Mr. Cutler was the chief executive officer and director of the following publicly quoted shell companies: Southwestern Water Exploration Co. (2011 – 2017), Naerodynamics, Inc. (2015-2016), Torrent Energy Corp. (2011-2015) and Quantech Electronics Corp. (2012-2015). Effective February 23, 2017, Mr. Cutler was barred by the PCAOB from being an associated person of a registered public accounting firm. This bar was lifted by the PCAOB effective January 15, 2020.Mr. Cutler holds a Master’s degree from Cambridge University in the United Kingdom and qualified as a British Chartered Accountant and Chartered Tax Advisor with Arthur Andersen & Co. in London. He was subsequently admitted as a Fellow of the UK Institute of Chartered Accountants. Since arriving in the United States, David has qualified as a Certified Public Accountant, a Certified Valuation Analyst of the National Association of Certified Valuation Analysts and obtained an executive MBA from Colorado State University.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, except for the following:

Effective February 23, 2017, Mr. Cutler was barred by the PCAOB from being an associated person of a registered public accounting firm. This bar was lifted by the PCAOB effective January 15, 2020.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 27, 2020, the Issuer granted the Reporting Person 742,488,814 common shares in settlement of accrued compensation and funds provided to pay Issuer expenses.

Reporting Person owned the shares as of the date of effectiveness (February 27, 2021) of the registration statement on Form 10.

Effective December 30, 2020, the Issuer completed a 2000:1 reverse split. As a result of this reverse split, the Reporting Person’s 742,488,814 common shares were reduced to 371,246 common shares.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

CUSIP No. 13767J104	Page 4 of 4

Item 4.	Purpose of Transaction.

Other than as described below, Mr. Cutler does not have any present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. He reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investment in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Issuer is a publicly quoted shell company seeking to merge with other entities with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. Mr. Cutler is in discussions at this time for the sale of control.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person indirectly has beneficial ownership of zero shares.

(b)	The Reporting Person has sole power to vote and dispose of 371,246 Common Shares, representing approximately 59.97% of the issued and outstanding shares as of the date of this Schedule 13D.

(c)	Other than the transactions referred to below, (i) the Reporting Person or, (ii) to the Reporting Persons’ knowledge, the person set forth hereto has not effected any transaction in the Common Stock during the past 60 days.

(d)	No persons other than Mr. Cutler are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of his knowledge, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cutler and any other person or entities with respect to any securities of the Issuer.

In addition, the information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2021

/s/ David J. Cutler
David J. Cutler